Exhibit 99.4

Jiuzi Holdings Inc. Announces Closing of $2.3 Million Registered Direct Offering

HANGZHOU, China, July 20, 2023 (GLOBE NEWSWIRE) -- Jiuzi Holdings Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group operating under the brand name “Jiuzi” in China, announced today the closing of its previously announced registered direct offering to certain institutional investors 1,395,151 of its ordinary shares, par value $0.018 per share, at a purchase price of $1.65 per share, for gross proceeds of approximately $2.3 million.

After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $2 million. The Company intends to use the net proceeds of the offering for working capital and general corporate purposes.

The securities described above were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333-267617), including a base prospectus, previously filed with the Securities and Exchange Commission (SEC) and declared effective on December 14, 2022. The prospectus supplement, including the amended and restated prospectus supplement, and the accompanying base prospectus relating to the offering were filed with the SEC on July 19, 2023 and are available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement and accompanying base prospectus may also be obtained from Spartan Capital Securities, LLC, 45 Broadway, New York, NY 10006 or telephone at (877) 772-7818.

Spartan Capital Securities, LLC, acted as exclusive placement agent for this offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third and fourth-tier cities in China. The Company mainly sells battery-operated electric vehicles and sources NEVs through more than twenty NEV manufacturers. It has 51 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. They are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent events, circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review the “Risk Factor” section of the Company’s registration statement and last annual report on form 20-F and in other filings made by the Company with the U.S. Securities and Exchange Commission since the filing of such 20-F as these factors may affect its future results.

For more information, please contact:

Stephen Tong

Email: jiuzi@mana-ir.com

SOURCE Jiuzi Holdings, Inc.